NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 8, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on June 26, 2019. Pursuant to the terms of the Warrant Agreement, the Warrant (Expiring June 26, 2019) of The Hartford Financial Services Group, Inc. expired on June 26, 2019. Each Warrant entitles the holder to purchase one share of Common Stock at a purchase price per share equal to the Exercise Price. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on June 24, 2019.